UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Utz Brands, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

918090-101
(CUSIP Number)

Dylan B. Lissette

Series U of UM Partners, LLC

Series R of UM Partners LLC

900 High Street

Hanover, PA 17331

(717) 637-6644

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 28, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918090-101

1	NAMES OF REPORTING PERSONS
Series U of UM Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
52,061,650

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
52,061,650

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
52,061,650

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
oo

CUSIP No. 918090-101

1	NAMES OF REPORTING PERSONS
Series R of UM Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,187,350

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,187,350

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,187,350

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
oo

Item 1. Security and Issuer

This Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Utz Brands, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 900 High Street, Hanover, PA 17331.

Item 2. Identity and Background

(a)-(b), (f) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Series U of UM Partners, LLC (“Series U”), a Delaware limited liability company; and (ii) Series R of UM Partners LLC (“Series R”), a Delaware limited liability company. Series U and Series R were each formed in September 2016 as a series of a Delaware limited liability company. The principal business address for each of the Reporting Persons is 900 High Street, Hanover, PA 17331. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock except to the extent of any pecuniary interest therein.

(c) The principal business of each of the Reporting Persons is to own equity securities in the Issuer and its wholly-owned subsidiary, Utz Brands Holdings, LLC, a Delaware limited liability company (“Utz”).

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On August 28, 2020, Collier Creek Holdings (“Collier Creek”) domesticated into a Delaware corporation (the “Domestication”) and consummated the acquisition of certain company units of Utz, the parent of Utz Quality Foods, LLC, as a result of a new issuance by Utz and purchases from Utz’s existing equityholders (including the Reporting Persons) pursuant to a Business Combination Agreement, dated as of June 5, 2020 (as amended or supplemented from time-to-time, the “Business Combination Agreement”) among Collier Creek, Utz and the Reporting Persons (the Domestication, the Business Combination and other transactions contemplated by the Business Combination Agreement, collectively, the “Business Combination”), following the approval at the extraordinary general meeting of the shareholders of Collier Creek held on August 27, 2020 (the “Shareholders Meeting”). In connection with the closing of the Business Combination (the “Closing”), the Issuer changed its name from Collier Creek Holdings to Utz Brands, Inc. (i.e., the Issuer) and Utz became a direct subsidiary of the Issuer.

These securities were acquired by the Reporting Persons in connection with the Business Combination. The Business Combination closed on August 28, 2020 (the “Closing Date”). Pursuant to the terms of the Business Combination Agreement, on the Closing Date, Series U and Series R: (i) retained 52,061,650 and 9,187,350 economic non-voting interests in Utz (“Common Company Units”), respectively; and (ii) received 52,061,650 and 9,187,350 shares of Class V Common Stock, par value $0.0001 per share (“Class V Common Stock”), respectively. Class V Common Stock represents non-economic voting stock of the Issuer.

Pursuant to the terms of the Third Amended and Restated Limited Liability Company Agreement of Utz effective as of the Closing Date by and among the Reporting Persons and the Issuer (the “Third Amended and Restated Limited Liability Company Agreement”), Series U and Series R from and after the one-year anniversary of the Closing Date or such earlier time as the Lock-Up Period (as defined below) expires in accordance with the Investor Rights Agreement (as defined below), no more than twice per calendar quarter (in the aggregate), may exchange all or any portion of their Common Company Units, together with the surrender and cancellation of an equal number of shares of Class V Common Stock, for a number of shares of Class A Common Stock, equal to the number of exchanged Common Company Units, subject to the limitations and requirements set forth in the Third Amended and Restated Limited Liability Company Agreement regarding such exchanges. The term “Lock-Up Period” means the period commencing on the Closing Date and ending on the earlier of (i) the date that is one year following the Closing Date and (ii) the date that the closing price of a share of Class A Common Stock on the New York Stock Exchange or such other principal United States securities exchange on which the Class A Common Stock is listed, quoted or admitted to trading equals or exceeds $12.00 (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date. The term “Investor Rights Agreement” means that certain Investor Rights Agreement effective as of the Closing Date, by and among the Issuer, Series U, Series R, Collier Creek Partners LLC (the “Sponsor”), a Delaware limited liability company, the founders of the Sponsor, and certain of their respective affiliates and family members (collectively, the “Founder Holders”) and Collier Creek’s independent directors (together with Sponsor and the Founder Holders, the “Sponsor Parties”).

The description of the Business Combination Agreement, Investor Rights Agreement and the Third Amended and Restated Limited Liability Company Agreement contained in this Item 3 is not intended to be complete and is qualified in its entirety by reference to such agreements, which are filed as an exhibit hereto and incorporated by reference herein.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons intend to review on a continuing basis the investments in the Issuer by the Reporting Persons. The Reporting Persons may communicate with the board of directors of the Issuer (the “Utz Board”), members of management and/or other stockholders from time-to-time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Utz Board with a view to maximizing stockholder value. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities from time-to-time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time- to-time, in each case, in open market or private transactions, block sales or otherwise. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time-to-time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

Pursuant to Section 2.1 of the Investor Rights Agreement, Dylan Lissette, a member of the board of managers and officer of each of the Reporting Persons, Michael W. Rice, a member of the board of managers of each of the Reporting Persons, Timothy P. Brown, a member of the board of managers of each of the Reporting Persons, John W. Altmeyer, and B. John Lindeman, were designated by the Seller Representative (as defined below) to serve as members of the Utz Board and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. “Seller Representative” means Series U, or such other Person (as defined in the Investor Rights Agreement), which Person must be an Affiliate (as defined in the Investor Rights Agreement) of Series U or Series R, who is identified as the replacement Seller Representative by the then existing Seller Representative giving prior written notice to the Issuer.

The description of the anti-takeover effects of the Issuer’s Certificate of Incorporation (the “Charter”) and bylaws, and certain provisions of Delaware law set forth under the heading “Description of the Company’s Securities―Anti-Takeover Effects of the Certificate of Incorporation, the Bylaws and Certain Provisions of Delaware Law” included in the Issuer’s final prospectus and definitive proxy statement filed with the Securities and Exchange Commission on August 7, 2020 by Collier Creek is hereby incorporated by reference. The description of the Charter and bylaws incorporated into this Item 4 is not intended to be complete and is qualified in its entirety by reference to the Charter and bylaws of the Issuer, each as then amended.

The following sections of Item 6 are hereby incorporated by reference to this Item 4:“Transfer Restrictions” and “Standstill Agreement.”

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to, or would result in, any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time-to-time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Utz Board with respect to the business and affairs of the Issuer and may from time-to-time consider pursuing or proposing such matters with advisors, the Issuer or other persons. Notwithstanding the foregoing, pursuant to the Investor Rights Agreement and the Third Amended and Restated Limited Liability Company Agreement, from time-to-time, the Reporting Persons may transfer equity securities of the Issuer or Utz to an affiliate of the Rice family that is a tax exempt entity or an amount of equity securities not to exceed four percent of the aggregate number of Common Company Units held by the Reporting Persons immediately after the Closing to the Rice Family Foundation.

The description of the Business Combination Agreement, Investor Rights Agreement, Third Amended and Restated Limited Liability Company Agreement and Standstill Agreement (as defined below) contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreements, which are filed as an exhibit hereto and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

(a) and (b)  The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 59,369,050 shares of Class A Common Stock and 61,249,000 shares of Class V Common Stock which vote together on the election of directors to the Utz Board as a single class.

The aggregate number and percentage of shares of Class V Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock except to the extent of any pecuniary interest therein.

(c)  Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Class V Common Stock during the past 60 days.

(d)  To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the members or affiliates of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.

Class V Common Stock and the Issuer’s Certificate of Incorporation

Pursuant to the terms of the Charter, shares of Class V Common Stock provide no economic rights in the Issuer to the holder thereof. However, each holder of Class V Common Stock is entitled to one vote for each share of Class V Common Stock held of record by such holder on all matters on which stockholders generally or holders of Class V Common Stock as a separate class are entitled to vote (whether voting separately as a class or together with one or more classes of the Issuer’s capital stock). Holders of Class V Common Stock will vote together with holders of Class A Common Stock on all matters presented to the Issuer’s stockholders for their vote or approval.

Third Amended and Restated Limited Liability Company Agreement

On August 28, 2020, in connection with the Closing, the existing second amended and restated limited liability company agreement of Utz was further amended and restated in its entirety to become the Third Amended and Restated Limited Liability Company Agreement. Among other things, the Third Amended and Restated Limited Liability Company Agreement contains restrictions on: (i) transfers of Common Company Units; and (ii) exchanges of Common Company Units (and the surrender and cancellation of a corresponding number of shares of Class V Common Stock) for Class A Common Stock.

Transfer Restrictions

The Third Amended and Restated Limited Liability Company Agreement contains restrictions on transfers of Company Common Units and requires the prior consent of the Issuer, as the managing member of Utz, for such transfers, except, in each case, for (i) certain transfers to permitted transferees under certain conditions and (ii) exchanges of Common Company Units for Class A Common Stock after the Lock-up Period pursuant to the Investor Rights Agreement (as detailed below). In any permitted transfer of any Common Company Units by a member of Utz, such transferring member of Utz shall be required to transfer an equal number of shares of Class V Common Stock corresponding to the number of such transferring member’s Common Company Units that were transferred in the transaction to such transferee.

Exchange of Common Company Units for Class A Common Stock

The Reporting Persons will, from and after the one-year anniversary of the Closing Date, or such earlier time as the Lock-up Period ends pursuant to the Investor Rights Agreement, be able to exchange, up to twice per calendar quarter in the aggregate, all or any portion of their Common Company Units, together with the surrender and cancellation of an equal number of shares of Class V Common Stock, for a number of shares of Class A Common Stock equal to the number of exchanged Common Company Units by delivering a written notice to Utz, with a copy to the Issuer; provided that a Reporting Person may not exchange less than 100,000 Common Company Units in any single exchange unless exchanging all of the Common Company Units held by such Reporting Person at such time, subject in each case to the limitations and requirements set forth in the Third Amended and Restated Limited Liability Company Agreement regarding such exchanges. Notwithstanding the foregoing, the Issuer may, at its sole discretion, in lieu of delivering shares of Class A Common Stock for any Common Company Units surrendered for exchange, pay an amount in cash per Common Company Unit equal to the 5-day VWAP (as described in the Business Combination Agreement) of the Class A Common Stock ending on the day immediately prior to the date of the giving of the written notice of the exchange.

For each Common Company Unit exchanged, one share of Class V Common Stock will be surrendered and canceled and one share of Class A Common Stock will be issued to the exchanging Reporting Person. The exchange ratio will be adjusted for any subdivision (split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the Common Company Units that is not accompanied by an identical subdivision or combination of the Class A Common Stock or, by any such subdivision or combination of the Class A Common Stock that is not accompanied by an identical subdivision or combination of the Common Company Units. If the Class A Common Stock is converted or changed into another security, securities or other property, on any subsequent exchange an exchanging Reporting Person will be entitled to receive such security, securities or other property.

The Issuer may limit the rights of the Reporting Persons to exchange their Common Company Units under the Third Amended and Restated Limited Liability Company Agreement if the Issuer determines in good faith that such restrictions are necessary so that Utz will not be classified as a “publicly traded partnership” under applicable tax laws and regulations.

Investor Rights Agreement

On August 28, 2020, in connection with the Closing, the Issuer, the Reporting Persons, the Sponsor Parties and the Sponsor Representative (as defined in the Investor Rights Agreement) entered into the Investor Rights Agreement. Among other things, the Investor Rights Agreement contains: (i) registration rights; (ii) director nomination and voting obligations; and (iii) lock-up restrictions applicable to the Reporting Persons.

Registration Rights

Under the Investor Rights Agreement, the Reporting Persons and the Sponsor (or its successors in interest, including acting through the representative of the Sponsor) are entitled to make unlimited written demands for registration under the Securities Act of 1933, as amended (the “Securities Act”) of all or part of their shares of Class A Common Stock, so long as, in the case of an underwritten offering, such demand is for at least $10,000,000 in shares of Class A Common Stock (or $35,000,000 in shares of Class A Common Stock for a fully marketed offering). In addition, subject to certain exceptions, the Reporting Persons and the Sponsor (or its successors in interest, including acting through the representative of the Sponsor) will be entitled to request in writing that the Issuer register the resale of any or all of their Class A Common Stock on Form S-3 and any similar short-form registration that may be available at such time as a “shelf registration.” Subject to certain customary exceptions, if any time after the Closing, the Issuer proposes to file a registration statement under the Securities Act with respect to its securities, the Issuer will give notice to the relevant security holders party to the Investor Rights Agreement as to the proposed filing and offer such security holders an opportunity to register the sale of such number of Class A Common Stock as requested by such security holders in writing, subject to customary cutbacks in an underwritten offering. Any other security holders of the Issuer with piggyback registration rights may also participate in any such registrations, subject to customary cutbacks in an underwritten offering. The Issuer has customary rights to postpone any registration statements for certain events. If the registration is through an underwritten offering, certain of the Issuer’s security holders will agree to lockup restrictions on the same basis as the Issuer’s directors and executive officers.

Director Nomination and Voting Obligations

The Reporting Persons designated five individuals for appointment to the Utz Board (as detailed in Item 4 above) and have the right to nominate individuals for those five seats on the Utz Board for election thereafter, subject to certain terms and conditions and certain step-down provisions, and the Sponsor designated five individuals for appointment to the Utz Board and has the right to nominate individuals for those five seats on the Utz Board for election thereafter, subject to certain terms and conditions and certain step down provisions. Pursuant to the Investor Rights Agreement, the Reporting Persons and the Sponsor will vote all of their respective shares of Class A Common Stock and Class V Common Stock in favor of the nominees of each of Reporting Persons and the Sponsor.

The director appointment and voting obligations under the Investor Rights Agreement will terminate as to a party when such party (either the Reporting Persons, or the Sponsor and the Founder Holders, as a group), no longer has the right to appoint a director (which occurs when such group has less than 15% of the economic interests in the Issuer and Utz that it owned immediately after the closing of the Business Combination).

Lock-up Restrictions

Pursuant to the Investor Rights Agreement, the Reporting Persons from and after the one-year anniversary of the Closing Date or such earlier time as the Lock-up Period expires may, no more than twice per calendar quarter (in the aggregate), exchange all or any portion of their Common Company Units, together with the surrender and cancellation of an equal number of shares of Class V Common Stock, for a number of shares of Class A Common Stock of the Issuer, equal to the number of exchanged Common Company Units, subject to the limitations and requirements set forth in the Third Amended and Restated Limited Liability Company Agreement regarding such exchanges.

Standstill Agreement

On August 28, 2020, in connection with the Closing, the Issuer, the Reporting Persons, certain beneficial owners and related parties of the Reporting Persons and the Sponsor Parties entered into that certain standstill agreement (the “Standstill Agreement”). Pursuant to the Standstill Agreement, until the third anniversary of the Closing Date, the Reporting Persons and certain beneficial owners and related parties of the Reporting Persons shall not acquire or attempt to acquire any additional common stock of the Issuer in excess of 55.8% of the voting power of the Issuer on a fully-diluted basis, subject to certain exceptions. Furthermore, the Reporting Persons, certain beneficial owners and related parties of the Reporting Persons, the Sponsor and the Founder Holders agreed that (i) until such parties are no longer able to designate a director to the Utz Board pursuant to the Investor Rights Agreement, such parties shall not solicit proxies to vote or seek to advise or influence any person with respect to the voting of any securities of the Issuer in favor of electing any person as a director who is not nominated pursuant to the Investor Rights Agreement or by the Utz Board or to approve stockholder proposals related thereto; and (ii) until the annual meeting of stockholders held by the Issuer after the third anniversary of the Closing Date, such parties shall not take certain actions contrary to the governance structure of the Issuer other than in accordance with the Investor Rights Agreement.

The description of the Charter, Third Amended and Restated Limited Liability Company Agreement, Investor Rights Agreement and the Standstill Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreements, which are filed as exhibits hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of August 28, 2020, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Form 3 filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 1, 2020).

Exhibit B	Business Combination Agreement, dated as of June 5, 2020, by and among Collier Creek, the Reporting Persons and Utz (incorporated by reference to Exhibits 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-38686) filed with the Commission on June 5, 2020).

Exhibit C	Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K (File No. 001-38686) filed with the Commission on September 3, 2020).

Exhibit D	Third Amended and Restated Limited Liability Company Agreement, dated as of August 28, 2020, by and among Utz, the Issuer and the Reporting Persons (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-38686) filed with the Commission on September 3, 2020).

Exhibit E	Investor Rights Agreement, dated as of August 28, 2020, by and among the Issuer, the Reporting Persons, the Sponsor Parties and the Sponsor Representative (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-38686) filed with the Commission on September 3, 2020).

Exhibit F	Standstill Agreement, dated as of August 28, 2020, by and among the Issuer, the Reporting Persons, the Sponsor, certain founder holders and certain beneficial owners and related parties of the Reporting Persons. (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K (File No. 001-38686) filed with the Commission on September 3, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2020

SERIES R OF UM PARTNERS LLC

By:	/s/ Dylan B. Lissette
Name:	Dylan B. Lissette
Title:	President & CEO

SERIES U OF UM PARTNERS, LLC

By:	/s/ Dylan B. Lissette
Name:	Dylan B. Lissette
Title:	President & CEO